BTQ Technologies Announces Strategic Partnership with
QPerfect, Accelerating Neutral Atom Quantum Computing
Applications

● Strategic Investment in Quantum Pioneer: BTQ Technologies has signed a term sheet to invest €2 million in QPerfect, a French deeptech company specializing in neutral atom quantum computing and design automation. The proposed investment grants BTQ a 16.67% equity stake, with an option to acquire full ownership within 12 months.

● Advancing Quantum Software Through MIMIQ: QPerfect's flagship platform, MIMIQ, enables rapid, accurate, and scalable quantum algorithm execution-outperforming current simulators and quantum hardware. It forms the foundation of QPerfect's Quantum Logical Unit (QLU) framework, helping accelerate real-world quantum applications.

● Strengthening Global Quantum Security Infrastructure: The partnership combines QPerfect's cutting-edge quantum capabilities with BTQ's expertise in post-quantum cryptography and hardware acceleration, reinforcing BTQ's strategic expansion in Europe and its mission to secure digital infrastructure in the quantum era.

Vancouver, British Columbia, April 9, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that it has signed a non-binding term sheet to invest €2,000,000 in QPerfect, a leading neutral atom quantum computing company based in Strasbourg.

This strategic investment reflects BTQ's ongoing commitment to building a robust global quantum ecosystem and accelerating the development of secure, real-world quantum applications. The proposed investment, based on a pre-money valuation of €10 million, would grant BTQ a 16.67% equity stake in QPerfect, with the option to acquire full ownership within 12 months.

QPerfect, founded in 2023, specializes in quantum computing and quantum design automation in particular with neutral atom quantum technology. The company provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers, unlocking industry-transforming applications. Its flagship product, MIMIQ, is a cutting-edge platform that executes quantum algorithms with high speed, accuracy, and flexibility, surpassing existing quantum simulators and current quantum computers. The platform is extensively benchmarked and tested, making it a leading emulation platform for designing, testing, and optimizing large-scale quantum algorithms.

"We are thrilled to partner with QPerfect as part of our mission to secure the future of digital communications and create applications with quantum advantage," said Olivier Roussy Newton, CEO of BTQ Technologies. "QPerfect brings world-class scientific expertise and quantum software development capabilities that complement BTQ's strengths in post-quantum cryptography and hardware acceleration."

"This partnership with BTQ reinforces our mission to make quantum computing practical and will accelerate our Quantum Logical Unit roadmap toward scalable and secure real-world applications," added Philippe Blot, CEO of QPerfect.

Subject to completion of due diligence and execution of definitive agreements, the investment will support QPerfect's development roadmap and expansion plans. The term sheet also outlines customary governance rights for BTQ, including board representation, information rights, and anti-dilution protections.

Both parties aim to finalize definitive agreements by June 30, 2025.

About QPerfect

QPerfect is a French quantum computing company based in Strasbourg, specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logical Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ, forms the first layer of the QLU and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility - surpassing existing simulators and current quantum computers.

For more information, please visit https://qperfect.io

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the negotiation and entering into of definitive agreements in relation to the investment with QPerfect, the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about closing of the investment in QPerfect on the terms contemplated, general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time and as set forth in the Company's most recently filed annual information form. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.